EXHIBIT 21

SUBSIDIARIES OF XPONENTIAL, INC.

Subsidiary Name	State of Incorporation	Percentage Owned By Registrant
PawnMart, Inc.	Nevada	100%
Xponential Advisors, Inc.	Nevada	100%
Xponential Real Estate Holdings, Inc.	Nevada	100%